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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                      For the Month of November, 1999


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)

                 4 Kaufman Street, Tel-Aviv, 68012, Israel
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                  (Address of principal executive offices)
  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
                  YES                              NO     X
                        -------                        -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   /s/ Shlomo Heller
                                       ----------------------------
Date:  November 5, 1999                By: Shlomo Heller

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 KOOR INDUSTRIES LTD.
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                                                     OFFICE OF LEGAL
                                                     COUNSEL
                                                     21 Ha'arba'a Street
                                                     Tel Aviv 64739
                                                     Israel
                                                     Tel:  972-3-6238420
                                                     Fax: 972-3-6238425

                                                     02 November 1999


EXHIBIT                DESCRIPTION

               Translation from Hebrew to English of an Immediate Report
   A (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on November 2, 1999, regarding the exercise by Bank Hapoalim of its "put option" granted by The Claridge Group.